**Mail Stop 3561**

January 26, 2007

By Facsimile and U.S. Mail

Mr. James D. Sinegal
President and Chief Executive Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington   98027

> **Re:  Form 10-K for the Fiscal Year Ended September 3, 2006**
> **Filed November 17, 2006**
> **Form 10-Q for the Fiscal Quarter Ended November 26, 2006**
> **Filed December 22, 2006**
> **File No.  0-20355**

Dear Mr. Sinegal:

We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 3, 2006

General

1.   Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like.  These additional disclosures should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 16

General

2.      You disclose that net sales increased 13.7% during fiscal 2006, or $7.1 billion and provide several business reasons for the overall change such as new store openings and the additional week of sales in 2006.  However, except for gasoline, you do not provide any quantification of the impact of the other business reasons by disclosing the specific dollar amounts attributable to each of the other reasons so that investors can better understand what factors caused most of the $7.1 billion change during 2006.  Please revise your disclosure to include the amount of each significant change in line items between periods and relate it to the business reasons for it.  In circumstances where there is more than one business reason for the change during the fiscal year such as in 2006, please quantify the incremental impact of each individual business reason discussed.  Please also carefully review each expense category being analyzed and revise your discussion of changes in expenses to address this comment.  Refer to Item 303(a)(3) of Regulation S-K.

Net Sales

3.      You disclose that the increase of 8% comparable sales was a major contributor to your growth in net sales.  Further, your disclosure throughout the filing appears to indicate that your increase in gasoline sales was a significant contributor to the overall increase in net sales for fiscal 2006.  In this regard, and given the wide fluctuations in gasoline prices during recent years, please tell us if consideration has been given to presenting a second calculation of the change in comparable warehouse sales that excludes gasoline sales.  By presenting a second calculation of comparable warehouse sales without gasoline sales investors should be able to better understand this very important key retail statistic.  Refer to Item 303(a)(3)(iii) of Regulation S-K.

 Critical Accounting Policies, page 27

General

4.      We note your disclosure in Form 10-Q filed on December 22, 2006 in Management's Discussion and Analysis on page 18 that certain annual payroll related expenses relating to warehouse and central operating costs have been estimated for the entire fiscal year and allocated evenly over 13 periods.  Please explain to us more clearly the nature of the costs being estimated, provide us support for the impact of this process on quarterly results, and the reason why you do not disclose the process of estimating these amounts as a critical accounting policy.

Item 9A – Controls and Procedures

Disclosure Controls and Procedures, page 32

5.      We note that you state that your disclosure controls and procedures are effective in
        ensuring that information required to be disclosed is recorded, processed, summarized
        and reported within the time periods specified.  If you choose to include the definition of
        disclosure controls and procedures, please include the entire definition.  In this regard, in
        future filings, please revise to clarify, if true, that your officers concluded that your
        disclosure controls and procedures are also effective to ensure that information required
        to be disclosed in the reports that you file or submit under the Exchange Act is
        accumulated and communicated to your management, including your principal executive
        and principal financial officer, to allow timely decisions regarding required disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Vendor Rebates and Allowances, page 46
Marketing and Promotional Expenses, page 51

6.      We note from your disclosure that you receive certain vendor allowances and credits in
        connection with the sale and promotion of certain vendor products.  Please tell us if any
        of the amounts received from vendors relate to any cooperative advertising, marketing or
        promotional programs that vendors participate in with you.  In this regard, please tell us
        and disclose the amount of cooperative advertising reimbursements that maybe netted
        against gross advertising expense.  In addition, we believe you should also include in
        your revised footnote disclosure the following additional information:

        •   the number of vendors and the length of time of the agreements;
        •   the terms (length of time) and conditions of the agreements;
        •   whether or not management would continue to incur the same level of
            advertising expenditures even if vendors discontinued their support;
        •   if management cannot represent that they will continue to incur similar
            levels of advertising expenditures in the absence of these vendor
            agreements, please discuss in management's discussion and analysis that
            reductions in the current level of advertising expenditures may adversely
            affect revenues; and
        •   the dollar amount of the excess reimbursements, if any, over costs
            incurred that are recorded as a reduction of cost of sales.

        Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs.

Goodwill, page 48

7.      Please disclose when you perform your annual test of goodwill for impairment. See paragraph 26 of SFAS 142.

Revenue Recognition, page 50

8.      You disclose that for certain merchandise sales you evaluate the criteria outlined in EITF 99-19 in determining whether it is appropriate to record the gross amount of the merchandise sales and related costs or the net amount earned as commissions. Please clarify for us and revise your disclosure to identify the types of merchandise sales as opposed to services rendered which require this type of evaluation and the amount of commissions classified in net sales for all periods presented.

Note 10-Commitments and Contingencies, page 70

9.      We note your disclosure of the matters in which you are a defendant. In future filings, please expand your disclosure to provide an estimate of the possible loss or range of loss or clearly state that an estimate can not be made. See SFAS 5, paragraph 10.

Note 11 – Staff Accounting Bulletin No. 108, page 71

10.     We note your adoption of SAB 108 and your disclosure on page 72 of the net after-tax effect of the adjustment on reported net income representing a total adjustment of $116 million. In connection with our review of this information, please provide us by year the amount of the before-tax effect of the adjustment by year, including the separate before-tax and after-tax amounts for each year within the period 1996 through 2001.

Form 10-Q for the Fiscal Quarter Ended November 26, 2006

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 8. Subsequent Event, page 15

11.     We note your estimate of an additional $70 million pre-tax charge relating to your review of stock option grants, in addition to the $116 million adjustment to retained earnings disclosed in Note 11 of Form 10-K for the year ended September 3, 2006. Please explain to us the nature of the charge. If this charge will reflect additional unrecorded compensation expense related to prior periods, please state that fact. In addition, please explain why you did not consider an estimate of this charge along with your other adjustments. Please also provide us the before-tax amount of the adjustment by year for

the $70 million.  Tell us your estimate of the amount of the charge that would relate to employees outside the United States.

Item 2.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Selling, General and Administrative Expenses, page 18

12.     We note your disclosure that during the first quarter of fiscal 2007 you changed your method of allocating certain payroll-related expenses.  You also state that historically certain costs were estimated for the entire fiscal year and then recognized over 13 periods.  Please tell us the nature of the certain payroll expenses and costs that had been estimated for the entire year.  Provide us with a more comprehensive description of your process of estimating annual warehouse and central operating costs and your basis for recognizing the costs over 13 periods instead of when they were actually incurred.  In addition, please explain your new approach for aligning these expenses with the period in which they are actually incurred.  Tell us the dollar impact this new approach had on your results of operations for the quarter ended November 26, 2006.

General

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosures in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

Please send us your response to our comments within ten days from the date of this letter. You should provide a cover letter keying your response to our comments, and provide the requested supplementary information, if any.  Where our comment requests you to revise future filings, we would expect that information to be included in your next filing.  If you believe complying with a comment is not appropriate, please tell us why in your letter. Your supplemental response should be submitted in electronic form on EDGAR as a correspondence file.  Refer to Rule 101 (a) of Regulation S-T.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or Donna Di Silvio, Senior Staff Accountant, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief